

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 10, 2010

Via Facsimile and U.S. Mail

Mr. Douglas W. Cowan
Chief Financial Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, Texas 75068-0009

> **Re: Retractable Technologies, Inc.**
> **Amendment 1 to Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **File No. 001-16465**

Dear Mr. Cowan:

    We have reviewed your response letter dated November 23, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.
    .

Form 10-Q for the Quarter Ended September 30, 2010

Notes to Condensed Financial Statements, page 4

Note 2. Summary of Significant Accounting Policies, page 4

-Revenue Recognition, page 6

1.   We note your response to prior comment 13. In order to evaluate your response, please address the following:

   • As previously requested, please explain to us the nature of the rebates that you provide to your distributors.

   • Please clarify how you account for rebates that are properly earned by your customers.

   • In light of the dispute with certain distributors with regards to their ability to claim rebates, please explain to us how you have evaluated the revenue recognition criteria for subsequent sales to such distributors. Clearly explain how you evaluated the collectability and fixed and determinable price criteria outlined in SAB Topic 13.

         You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                             Sincerely,

                                             Kevin L. Vaughn
                                             Accounting Branch Chief